SECUR 06003543 ISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
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| 8- 29897 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wall Street Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Manchester Road, Suite 204
(No. and Street)

Manchester (City) Missouri (State) 63011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Nemec (636) 527-8973
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 204 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Charles S. Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. 01/01/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of
- ☒ (e) Statement of Changes in Stocknolders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WALL STREET CAPITAL CORPORATION

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

# WALL STREET CAPITAL CORPORATION

## TABLE OF CONTENTS

# GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE


## *INDEPENDENT AUDITOR'S REPORT*

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

We have audited the accompanying statements of financial condition of Wall Street Capital Corporation (a Missouri Corporation), as of December 31, 2005 and 2004, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co. P.C.

St. Louis, Missouri
February 20, 2006

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 7,237 | $ 7,032 |
| Commissions receivable | - | - |
| Furniture and equipment at cost; $8,090 in 2005 and $8,090 in 2004 Less: Accumulated depreciation of $7,382 and $7,355 respectfully (Note 1) | 708 | 735 |
| **TOTAL ASSETS** | **$ 7,945** | **$ 7,767** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expense | $ - | - |
| Income tax payable (Note 2) | - | - |
| **Total Liabilities** | - | - |
| **Stockholder's Equity:** | | |
| Common stock, par value $1.00, authorized 255,000 shares, issued and outstanding 1,000 shares | 1,000 | 1,000 |
| Additional paid-in capital | 2,468 | 2,468 |
| Retained earnings | 4,477 | 4,299 |
| **Total Stockholder's Equity** | **7,945** | **7,767** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 7,945** | **$ 7,767** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

EXHIBIT B

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **REVENUES:** | | |
| Commissions | $ 1,660 | $ 42,672 |
| Interest Income | 117 | 6 |
| **TOTAL REVENUES** | **$ 1,777** | **$ 42,678** |
| **EXPENSES:** | | |
| Advisory Fee | 500 | - |
| Commissions | - | 13,973 |
| Advertising and promotion | - | 4,481 |
| Depreciation | 27 | 16 |
| Insurance | - | 1,489 |
| Office expense | 67 | 9,060 |
| Professional fees | - | 2,940 |
| Regulatory fees | 1,005 | 900 |
| Rent - office and equipment | - | 7,179 |
| Taxes | - | 45 |
| Telephone | - | 2,215 |
| Travel | - | 856 |
| **TOTAL EXPENSES** | **1,599** | **43,154** |
| INCOME (LOSS) BEFORE INCOME TAXES | 178 | (476) |
| INCOME TAX (Note 2) | - | - |
| **NET INCOME (LOSS)** | **178** | **(476)** |
| **RETAINED EARNINGS, BEGINNING OF YEAR** | **4,299** | **4,775** |
| **RETAINED EARNINGS, END OF YEAR** | **$ 4,477** | **$ 4,299** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Common Stock | Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance, December 31, 2003** | **$ 1,000** | **$ 2,468** | **$ 4,775** | **$ 8,243** |
| Net Income (Loss) | - | - | (476) | (476) |
| **Balance, December 31, 2004** | **$ 1,000** | **$ 2,468** | **$ 4,299** | **$ 7,767** |
| Net Income (Loss) | - | - | 178 | 178 |
| **Balance, December 31, 2005** | **$ 1,000** | **$ 2,468** | **$ 4,477** | **$ 7,945** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

## WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **OPERATIONAL CASH FLOWS:** | | |
| Net Income (Loss) | $ 178 | $ (476) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | 27 | 16 |
| Changes in working capital asset and liability items: | | |
| Decrease in accounts payable | - | - |
| **NET CASH FROM (USED) BY OPERATING ACTIVITIES** | **205** | **(460)** |
| **CASH FLOWS FROM (USED) BY FINANCING ACTIVITIES** | **-** | **-** |
| **CASH FLOWS FROM (USED) BY INVESTING ACTIVITIES** | **-** | **-** |
| **NET INCREASE (DECREASE) IN CASH** | **205** | **(460)** |
| **CASH BALANCE BEGINNING OF YEAR** | **7,032** | **7,492** |
| **CASH BALANCE END OF YEAR** | **$ 7,237** | **$ 7,032** |

*The accompanying Notes to Financial Statements are an integral part of this statement*

**WALL STREET CAPITAL CORPORATION**

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wall Street Capital Corporation (the Company) was organized, on May 27, 1983, the date, the Certificate of Incorporation was issued by the Secretary of the State of Missouri. The Company commenced operations as a securities broker/dealer in July 1983 upon notification of approval from regulatory authorities.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting purposes.

Business Change

The Company's business model was changed in 2005 to include income and expenses related to the sale of limited investment company shares (mutual funds). Occasional transaction type commission will be received.

Property and Equipment

All property and equipment are recorded at cost and depreciated over the recovery period allowed. The method is used for both financial reporting and tax purposes. Upon sale or retirement, the cost and the related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

Revenue Recognition

The Company records revenue from the sale of limited investment company shares (mutual funds) in the month earned. Trailers are recorded when received.

Clearing Agreements

The Company (introducing broker) clears all of its customer transactions through Girard Securities, Inc. a division of NIS Financial Services, Inc. of Fidelity Funds, New York Stock Exchange, on a fully disclosed basis. The clearing broker deducts a fixed clearing fee, for its services.

Comparative Data

Comparative data for the year ended December 31, 2004 has been restated to conform to current year presentation.

**WALL STREET CAPITAL CORPORATION**

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

## 2. INCOME TAX

The Company elected to be treated as an S Corporation for income tax reporting purposes effective July 1, 2000. Subsequent to this date the Company will be exempt from income taxes.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company has adjusted net capital of $ 7,237 and $7,032, which was $ 2,237 and $2,032 in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at December 31, 2005 and 2004 was 0.0 to 1.00 and 0.0 to 1.00.

## 4. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

# SUPPLEMENTARY INFORMATION

## WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **CAPITAL:** | | |
| Capital stock and paid in excess | $ | 3,468 |
| Retained earnings | | 4,477 |
| Total stockholder's equity qualified for net capital | | 7,945 |
| Deductions From Capital: | | |
| Leasehold improvements - net | | 708 |
| **ADJUSTED NET CAPITAL** | **$** | **7,237** |
| **AGGREGATE INDEBTEDNESS** | **$** | **-** |
| **AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL** | | **0.00%** |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Minimum dollar net capital | $ | 5,000 |
| Adjusted net capital | | 7,237 |
| **Excess of Net Capital Over Requirement** | **$** | **2,237** |
| Six and two-thirds percent (6 2/3%) of aggregate indebtedness | $ | - |
| Adjusted net capital | | 7,237 |
| **Excess of Net Capital at 1500%** | **$** | **7,237** |

## WALL STREET CAPITAL CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Net capital at December 31, 2005 | $ | 7,237 |
| Net capital shown on most recent unaudited part IIA filing | | 7,237 |
| **Difference - Increase** | **$** | **-** |

**WALL STREET CAPITAL CORPORATION**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Girard Securities, Inc. a division of NIS Financial Services, Inc. of Fidelity Funds, New York Stock Exchange, on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUL 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

In planning and performing our audit of the comparative financial statements and supplemental schedules of Wall Street Capital Corporation (the Company), for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hunt Hager Ho P.C.

St. Louis, Missouri
February 20, 2006